Exhibit 99.2

Turbo Energy Announces Financial Results for Year Ended December 31, 2023

Valencia, Spain, April 18th, 2024 – Turbo Energy, S.A. (NASDAQ: TURB), a leading energy-saving technology company leveraging artificial intelligence software, today announced that for the year ended December 31, 2023, the Company reported revenues of €13.14 million ($14.54 million) and a net loss of €2.01 million ($2.23 million).

MANAGEMENT COMMENTARY

The year 2023 was a period in which the residential and industrial photovoltaic sector was adversely affected by a variety of external factors including high interest rates, significant energy price decreases and subsidy reductions. Combined with unusually high inventory levels in distribution channels, these factors contributed to a significant reduction in photovoltaic sales volumes, especially in Spain, which is the main market of the company.

Despite experiencing the negative effects of this market downturn, the company remains optimistic about the coming years. During 2023, Turbo Energy launched a portable version of its photovoltaic product for home balconies, as well as a version for commercial and industrial scale, and signed agreements with major retailers for this entire product range, thus achieving the introduction of new sales channels with greater potential. All of these moves have produced positive sales results thus far in 2024.

During 2023, the company also progressed with the development of a Sunbox residential version for marketing in the U.S., a Sunbox utility scale version, and a new powerful software platform that will allow Turbo to offer a highly competitive software proposition. We expect these products to yield positive sales results sometime in 2024.

These investments are paving the way towards a business model in which income will be a combination of equipment sales and recurring income from services, supported by high added value for both end users and partners related to new sales channels.

In addition, the downward trend in the prices of components related to photovoltaic installations, especially batteries, has started again, which is increasing the already high profitability of these installations for end users. All sector forecasts issued by experts predict very significant growth in sales for the coming years. This is a global trend in all scales of installations.

Turbo Energy expects to once again embark on strong growth resulting from good sector growth expectations and commercial and product/software expansion plans launched from 2023.

2023 BUSINESS HIGHLIGHTS

In June 2023, Turbo Energy announced its new SunBox Industry product line, a storage solution focused on the solar, commercial and industrial self-consumption market. SunBox Industry is a complete lithium-ion battery electricity storage and smart solar power management system utilizing Turbo’s artificial intelligence software.

In September 2023, Turbo Energy priced its initial public offering of 1 million American Depositary Shares (ADSs), representing 5 million ordinary shares at a price of $5.00 per ADS to the public for a total of $5 million in gross proceeds to the company before deducting underwriting discounts and offering expenses. These ADSs began trading on the Nasdaq Capital Market under the symbol “TURB.”

In October 2023, Turbo announced it had obtained a patent, granted for Spain, for a software development that allows the company to offer SunBox as a combined AI-driven smart management home photovoltaic system and electric vehicle charger, thus positioning it among the most innovative residential photovoltaic solutions on the market.

In November 2023, Turbo announced a strategic alliance with the French multinational retailer, Leroy Merlin, to include Sunbox in that company’s range of photovoltaic products available in Spain.

In December 2023, Turbo Energy announced that Movistar, a Fortune 500 telecommunications leader in Spain and Latin America, had launched Turbo´s GoSolar offering for sale through Movistar´s energy branch, Solar360.

2024 BUSINESS HIGHLIGHTS

In January 2024, Turbo signed a collaboration agreement with Solar360 involving a major retailer focused on B2C photovoltaic installations. The agreement identified Sunbox as a strategic product for such installations.

In March 2024, after verifying the success of the Sunbox commercial and industrial product, Turbo added three senior professionals to its commercial sales team.

In April 2024, Turbo announced that El Corte Inglés S.A., the biggest department store group in Europe and third largest worldwide, had launched sales of GoSolar.

FINANCIALS SUMMARY FOR YEAR ENDED DECEMBER 31, 2023

●	Revenue for the years ended December 31, 2023 and 2022 was €13,140,771 (approximately $14,536,321) and €31,146,376, respectively, representing an decrease of 58%.

●	Our cost of revenue decreased to €12,043,563 (approximately $13,322,589), or 55%, for the year ended December 31, 2023 from €26,545,377 for the year ended December 31, 2022. Such decrease was in line with our decreased revenue.

●	Net income (loss) for the years ended December 31, 2023 and 2022 was €(2,013,789) (approximately $(2,227,651)) and €1,028,578, respectively.

●	Selling and administrative expenses increased by €493,433 , or 24% to €2,539,854 (approximately $2,809,588,) for the year ended December 31, 2023, from €2,046,411 for the year ended December 31, 2022. Such increase was in line with our strategy of continuing with the expansion process due mainly to the increase in outsourced professional services and growth process.

●	Salaries and benefits increased by €238,494 or 28% to €1,105,128 (approximately $1,222,493) for the year ended December 31, 2023 from €866,634 for the year ended December 3, 2022. Such increase was primarily due to an increase in the headcount of the Company during 2023, following the post-IPO strategy and objective to grow the team and carry out international expansion.

●	Interest expenses increased by €97,049, or 31% to €406,031 (approximately US$ 449,151) for the year ended December 31, 2023, from €308,982 for the year ended December 31, 2022. Such significant increase is due to the significant increase in interest rates during 2023.

●	Foreign exchange net income (loss) increased by € (115,265), or 356% to €(82,881) (approximately US$ (91,683) ) for the year ended December 31, 2023 from €32,384 for the year ended December 31, 2022. Such significant increase was primarily due to the fluctuation between the USD/EUR during the year.

About Turbo Energy, S.A.:

Turbo Energy is a leading photovoltaic energy storage technology company based in Valencia, Spain. The Company develops innovative solutions that allow end users to harness the full potential of solar energy and reduce their electricity costs. With a combination of artificial intelligence and advanced technology, Turbo Energy is paving the way towards a more sustainable and energy-efficient future. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Office: (646) 893-5835 x2

Email: info@skylineccg.com

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